Exhibit 99.2

AMENDED AND RESTATED BY-LAWS*
of
THOMSON REUTERS CORPORATION
(the “Corporation”)

being by-laws relating generally to the
business and affairs of the Corporation

1.     Registered Office

1.1
The registered office of the Corporation shall be within the City of Toronto and shall be located therein at the address set out in the Articles or at such address as the Board of Directors may from time to time determine.

2.     Corporate Seal

2.1	Until changed by the Board of Directors, the corporate seal of the Corporation shall be in the form impressed in the margin hereof.

3.     Financial Year

3.1	Until changed by the Board of Directors, the financial year of the Corporation shall end on the last day of December in each year.

4.     Meetings of the Board of Directors

4.1
Quorum.  Two Directors, or such greater number of Directors as the Board of Directors may from time to time determine, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

4.2
Calling of Meetings.  Meetings of the Board of Directors shall be held at such time and place within or outside the Province of Ontario as the Chair, a Deputy Chair, any two Directors or the President may determine. A majority of meetings of the Board of Directors need not be held within Canada in any financial year.

__________________________

* These By-Laws became effective September 10, 2009.

4.3
Notice of Meetings.  Notice of the time and place of each meeting of the Board of Directors shall be given to each Director not less than 12 hours before the time of the meeting, provided that the first meeting immediately following a meeting of shareholders at which Directors are elected may be held without notice if a quorum is present. Notices shall be deemed to have been duly given for this purpose if mailed, telephoned, or sent by electronic or other communications facilities.

4.4
Chair.  The Chair, or in the absence of the Chair, a Deputy Chair, or in the absence of a Deputy Chair, a Director chosen by the Directors at the meeting, shall be chair of any meeting of the Board of Directors.

4.5	Voting at Meetings. At meetings of the Board of Directors each Director shall have one vote and questions shall be decided by a majority of votes.

4.6
Remuneration and Expenses.  The Directors shall be paid such remuneration for their services as the Board of Directors may from time to time determine. The Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board of Directors, any committee thereof or the shareholders or otherwise in the performance of their duties as Directors.

5.     Officers

5.1
General.  The Board of Directors may from time to time appoint a Chair, one or more Deputy Chairs, a President, one or more Vice Presidents (who shall include Executive Vice Presidents, Senior Vice Presidents and other Vice Presidents), a Secretary to the Board of Directors and such other officers as the Board of Directors may determine, including assistants to any of the officers so appointed.  Except for the Chair and the Deputy Chair(s), an officer need not be a Director.

5.2
Chair.  The Chair when present shall be chair of meetings of the Board of Directors and shareholders of the Corporation and shall have such other powers and duties as the Board of Directors may determine.

5.3
Deputy Chair.  The Deputy Chair, or one of them if there is more than one, in the absence of the Chair shall, if present, preside at meetings of the Board of Directors and shareholders of the Corporation and shall have such other powers and duties as the Board of Directors may determine.

5.4	President. Unless the Board of Directors otherwise determines, the President shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs.

5.5
Vice President.  A Vice President (including any Executive Vice President, Senior Vice President or other Vice President) shall have such powers and duties as the Board of Directors or the President may determine.

5.6
Secretary to the Board of Directors.  The Secretary to the Board of Directors shall give required notices to shareholders, Directors and auditors, act as secretary of meetings of the Board of Directors, its committees and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and have such other powers and duties as the Board of Directors may determine.

5.7	Variation of Duties. The Board of Directors may from time to time vary, add to or limit the powers and duties of any officer.

5.8
Term of Office.  Each officer shall hold office until his or her successor is appointed, provided that the Board of Directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

6.     Meetings of Shareholders

6.1
Manner of Voting.  Any resolution to be considered at a meeting of shareholders in relation to which the holder of the Thomson Reuters Founders Share is entitled to vote shall be decided by ballot. Voting at any meeting of shareholders shall otherwise be by show of hands except where a ballot is required by the chair of the meeting, a shareholder or proxyholder entitled to vote at the meeting or the holder of the Thomson Reuters Founders Share, or by the OBCA. In the case of a ballot on a resolution on which the holder of the Thomson Reuters Founders Share is entitled to vote, the ballot shall be kept open for such time as is necessary to allow for the voting rights attaching to the Thomson Reuters Founders Share to be determined and exercised on such ballot, although such ballot may be declared closed earlier by the chair of the meeting in respect of shares of other classes. The chair of the meeting shall direct the procedures for voting by ballot.

6.2
Voting by Proxy.  A proxy deposited by the holder of the Thomson Reuters Founders Share will be valid if it is received by or delivered to the chair of the meeting before the close of the ballot to which it relates.

6.3
Objections to Validity of Votes.  No objection shall be raised as to the validity of any vote at any meeting of shareholders except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chair of the meeting whose decision shall be final and conclusive save that no such decision shall be capable of prejudicing the effect of any valid exercise of any of the voting rights attaching to the Thomson Reuters Founders Share.

6.4
Quorum.  A quorum for the transaction of business at a meeting of shareholders shall be either two persons present and each entitled to vote thereat or the holder of the Thomson Reuters Founders Share, provided that at any meeting the business of which includes the consideration of any resolution on which the holder of the Thomson Reuters Founders Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Thomson Reuters Founders Share is present (through a duly authorized representative) or represented by proxy.

6.5	Scrutineers. The chair at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

6.6
Adjournment of Meetings.  The chair of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, and shall, if so directed by the holder of the Thomson Reuters Founders Share, adjourn the meeting from time to time and from place to place or for an indefinite period, provided that in the case of any meeting falling within the proviso in Section 6.4 any such adjournment will be subject to the consent of the holder of the Thomson Reuters Founders Share. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting.

7.     Dividend Payments

7.1
Cheques.  A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of the person whose name first appears in the register of shareholders in respect of such shares. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.2
Non-Receipt of Cheques.  In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board of Directors may from time to time prescribe, whether generally or in any particular case.

7.3	Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

8.     Execution of Instruments

8.1
Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any one of the Chair, a Deputy Chair or the President, or any two officers or directors together, or any one or more persons as the Board of Directors may otherwise authorize to sign instruments generally or to sign specific instruments. Any instruments so signed shall be binding upon the Corporation without further authorization or formality. The seal of the Corporation shall, when required, be affixed to any such instruments.

9.     Omission to Give Notice

9.1
Accidental omission to give any notice to any shareholder, Director, auditor or member of a committee of the Board of Directors, non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

9.2	Section 9.1 shall not apply if the person entitled to receive a notice is the holder of the Thomson Reuters Founders Share.

10.     Amendments

10.1	Any amendment to these By-Laws shall, if required pursuant to subsection 1.5.5 of the Articles, require the prior written consent of the holder of the Thomson Reuters Founders Share.

11.     Interpretation

11.1	Headings. Headings are for convenience only and are not to affect the meaning or construction of any of the provisions of these By-Laws.

11.2
References.  References to “these By-Laws”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to these By-Laws, as amended or supplemented from time to time, and not to any particular Article, section, subsection, clause, paragraph or other portion hereof and include any and every instrument supplemental or ancillary hereto.

11.3	Expressions in OBCA. Unless otherwise defined herein, expressions used in these By-Laws shall have the same meanings as corresponding expressions in the OBCA.

11.4	Definitions. For purposes of these By-Laws, the following terms shall have the following meanings:

(a)	“Articles” means the articles of incorporation of the Corporation, as they may be amended or supplemented from time to time;

(b)	“Board of Directors” or “Board” means the board of directors of the Corporation (or a duly authorized committee of the board of directors of the Corporation) from time to time;

(c)	“Corporation” means Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario;

(d)	“Directors” means those individuals appointed or elected to the Board of Directors from time to time and “Director” means any one of them;

(e)	“holder”, with respect to any shares in the capital of the Corporation, means the registered holder of such shares;

(f)	“OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto; and

(g)	“Thomson Reuters Founders Share” means the Thomson Reuters founders share in the capital of the Corporation.